September 18, 2014

Filed pursuant to Rule 433

Registration No: 333-191692

Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated September 16, 2014 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series X

Expected Security Ratings*:	Ba1 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	1,600,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	From September 23, 2014 to, but excluding, October 1, 2024, 30/360, and from and including October 1, 2024, Actual/360

Trade Date:	September 18, 2014

Settlement Date:	September 23, 2014 (T+3)

Dividend Rate (Non-Cumulative):	From September 23, 2014 to, but excluding, October 1, 2024, 6.10%, and from and including October 1, 2024, Three-Month LIBOR plus 333 basis points

Dividend Payment Dates:	Beginning April 1, 2015, each April 1 and October 1 until October 1, 2024, and thereafter, each January 1, April 1, July 1 and October 1, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	On any Dividend Payment Date on or after October 1, 2024, in whole or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the prospectus supplement, subject to completion, dated September 16, 2014) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$1,580,000,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Banca IMI S.p.A.
Deustche Bank Securities Inc.
ING Financial Markets LLC
Natixis Securities Americas LLC
RBS Securities Inc.
Santander Investment Securities Inc.
Skandinaviska Enskilda Banken AB (publ)
CastleOak Securities, L.P.
Loop Capital Markets LLC
The Williams Capital Group, L.P

CUSIP/ISIN for the Depositary Shares:	48126H AC4/US48126HAC43

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information: S&P has announced that it may change its ratings methodology for hybrid capital securities issued by financial institutions, which may include downgrades of Tier 1 capital instruments (such as the Preferred Stock). S&P has indicated that it intends to publish its revised ratings criteria in the second half of the week of September 15, 2014.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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